SCHEDULE 13D

Amendment No. 10
Forschner Group, Inc.
common stock
Cusip # 346590102
Filing Fee: No


Cusip # 346590102
Item 1:	Reporting Person - Fidelity International Limited
Item 4:	PF
Item 6:	Bermuda
Item 7:	None
Item 8:	None
Item 9:	108,384
Item 10:	None
Item 11:	346,435
Item 13:	4.94%
Item 14:	HC, IA


PREAMBLE


	The Schedule 13D, dated September 20, 1993, and amended November 12, 1993, filed by Fidelity International Limited with respect to the common stock, $0.00 par value per share (the "Shares") of Forschner Group, Inc. (the "Company") is hereby amended as set forth below. the shares to which it relates are owned by Fidelity International Limited, through its subsidiaries and affiliates.

Item 1.	Security and Issuer.

Item 2.	Identity and Background.

	This statement is being filed by Fidelity International Limited, a Bermuda joint stock company incorporated for an unlimited duration by private act of the Bermuda legislature ("FIL"). A separate Schedule 13D is being filed by FMR Corp., a Massachusetts Corporation ("FMR"), with respect to the Shares. FIL is an investment adviser which provides investment advisory and management services to a number of non-U.S. investment companies or instrument trusts (the "International Funds") and certain institutional investors. The principal office of FIL is located at Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.

	FMR is a holding company one of whose principal assets is the capital stock of a wholly-owned subsidiary, Fidelity Management & Research Company ("Fidelity"), which is also a Massachusetts corporation. Fidelity is an investment adviser which is registered under Section 203 of the Investment Advisers Act of 1940 and which provides investment advisory services to a large number of investment companies which are registered under Section 8 of the Investment Company Act of 1940 (the "Fidelity Funds"). Various directly or indirectly held subsidiaries of FMR are also engaged in investment management, venture capital asset management, securities brokerage, transfer and shareholder servicing and real estate development. The principal offices of FMR and Fidelity are located at 82 Devonshire Street, Boston, Massachusetts 02109.

	Prior to June 30, 1980, FIL was a majority-owned subsidiary of Fidelity. On that date, the shares of FIL held by Fidelity were distributed as a dividend, to the shareholders of FMR. FIL currently operates as an entity independent of FMR and Fidelity. The International Funds and FIL's other clients, with the exception of Fidelity and an affiliate of Fidelity, are non-U.S. entities.

	Edward C. Johnson 3d owns 34.0% of the outstanding voting common stock of FMR. In addition, a partnership controlled by Mr. Johnson and members of his family own shares of FIL voting stock with the right to cast approximately 47.22% of the total votes which may be cast by all holders of FIL voting stock. Mr. Johnson 3d is Chairman of FMR Corp. and FIL. FMR Corp. and FIL are separate and independent corporate entities. FMR Corp. and FIL are managed independently and their boards of Directors are generally composed of different individuals. Their investment decisions are made independently, and clients are different organizations. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	Effective July 1, 1993, Fidelity became sub-advisor to American Values IV (Bermuda) Ltd. ("AVIV"), Fidelity American Special Situations Trust ("FASST"), and Domestic Values Fund (the "FMR Account").

	AVIV is a closed end investment company established under the Companies Act, 1981 of Bermuda, as amended. Its principal office is at Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda. The investment manager of AVIV is FIL. The FMR Account is maintained by FMR which invest pari passu with AVIV. FASST is a unit trust established and authorized by the Department of Trade and Industry under the laws of England. The investment advisor of FASST is Fidelity Investment Services Limited, an English company and a subsidiary of FIL.

	The shares to which this statement relates are owned by four of the Fidelity Funds, the Account of FMR, AVIV, and by Fidelity International Limited, through its subsidiaries and affiliates.

	FMR and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934 Act") and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the shares held by the other corporations need not be aggregated for purposes of Section 13(d). However, FMR is making this filing on a voluntary basis as if all of the shares are beneficially owned by FMR and FIL on a joint basis.

	The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of FMR are set forth in Schedule A hereto.

	Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations within respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations.

	AVIV purchased in the aggregate 332,440 shares for cash in the amount of approximately $1,578,178. AVIV used its own assets in making such purchases and no part of the purchase price is represented by borrowed funds. Proceeds from 224,056 shares sold aggregated approximately $3,124,508.

	FASST purchased in the aggregate 228,150 shares for cash in the amount of approximately $1,735,261. FASST used its own assets in making such purchases and no part of the purchase price is represented by borrowed funds. Proceeds from 228,150 shares sold aggregated approximately $3,666,407.

	The Fidelity Funds which own or owned shares purchased in the aggregate 712,990 shares for cash in the amount of approximately $11,973,878, including brokerage commissions. The Funds acquired an additional 242,782 shares as a result of a spinoff on August 21, 1990. (.0969 shares of Forschner Group, Inc. for each share of Prospect Group). Proceeds from 745,272 shares sold aggregated approximately $6,728,086. The Funds used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds.

	The Accounts of FMTC which own or owned shares purchased in the aggregate 13,600 shares for cash in the amount of approximately $140,640, including brokerage commissions. Proceeds from 13,600 shares sold aggregated approximately $151,025. The trust account and pension funds used their own assets in making such purchases and no part of the purchase price is represented by borrowed funds.

	The FMR Account which owned or owned shares purchased in the aggregate 84,095 shares for cash in the amount of approximately $683,869, including brokerage commissions. Proceeds from 56,544 shares sold aggregate approximately $788,175. The trust account and pension funds used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds.



Item 4.	Purpose of Transaction.

	The purpose of FIL or its subsidiaries in having the International Funds and accounts purchase shares (see Item 5 below) is to acquire an equity interest in the Company in pursuit of specified investment objectives established by the Board of Directors of the International Funds.

	FIL or its subsidiaries may continue to have the International Funds and accounts purchase shares subject to a number of factors, including, among others, the availability of shares for sale at what FIL or its subsidiaries considers to be reasonable prices and other investment opportunities that may be available to the International Funds and accounts.

	FIL and its subsidiaries intend to review continuously the equity position of the International Funds and accounts in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, FIL and its subsidiaries may determine to cause the International Funds to cease making additional purchases of shares or to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

	FIL and its subsidiaries have no present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming eligible for termination of its registration pursuant to
Section 12(g)(4) of the 1934 Act.

Item 5.	Interest in Securities of Issuer.

	Although Item 5 assumes that FMR, Fidelity, the FMR Account, AVIV, and FIL, beneficially own all 346,435 shares, reference is made to Item 2 for a disclaimer of beneficial ownership with respect to the securities which are "beneficially owned" by the other corporations.

	(a)	FMR beneficially owns, through Fidelity as sub-advisor to the FMR
Account and AVIV 135,935 outstanding shares of the Company, and through Fidelity, as investment adviser to the Fidelity Funds, 210,500 of the outstanding shares of the Company. FIL also beneficially owns, through AVIV 108,384 of the outstanding shares of the Company. Neither FMR, Fidelity, the FMR Account, AVIV, nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto, beneficially owns any other shares of the Company. The combined holdings of FMR, Fidelity, the FMR Account, AVIV, and FIL are 346,435 shares, or approximately 4.94% of the outstanding shares of the Company.

	(b)	FIL, FMR, through its control of Fidelity and AVIV each has sole power to dispose of 108,384 shares. FMR, through its control of Fidelity and AVIV has sole power to vote 108,384 shares.

	(c)	Except as set forth in Schedule B, neither FMR, or any of its affiliates, nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has effected any transaction in shares during the past sixty
(60) days.



Item 6.	Contract, Arrangements, Understandings or Relationships With
Respect to Securities of the 	Issuer.

	Inasmuch as FIL is no longer the beneficial owner of more than 5% of the number of shares outstanding, FIL has no further reporting obligation under
Section 13(d) of the Securities Exchange Act of 1934 or the rules and regulations promulgated by the Securities and Exchange Commission thereunder. This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Item 7.	Material to be Filed as Exhibits.

	Not applicable.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						Fidelity International Limited



Date:	June 23, 1994				By:	/s/Arthur S. Loring
							Arthur S. Loring
							Attorney-in-Fact



Schedule A

				POSITION WITH			PRINCIPAL
NAME AND ADDRESS	INTERNATIONAL	OCCUPATION

Edward C. Johnson 3d	Director & Chairman of the Board	Chief Executive
82 Devonshire Street		Officer-FMR Corp.
Boston, MA 02109

Barry J. Bateman	Director	Chief Executive
25 Lovat Lane		Officer-Fidelity
London, England		International Ltd.
EC3R 8LL

William L. Byrnes	Director	Vice Chairman-
82 Devonshire Street		FMR Corp.
Boston, MA 02109

Martin P. Cambridge	Chief Financial Officer	CFO-Fidelity
Oakhill House		International Limited
130 Tonbridge Road
Hildenborough, Kent,
TN119DZ

Charles T. M. Collis	Director, V.P., & Secretary	Private Attorney
P.O.  Box HM 391
Hamilton HMBX, Bermuda

Glen R. Moreno	Director	Director-Fidelity
25 Lovat Lane		International Ltd.
London, England
EC3R 8LL

David J. Saul	Director	Executive V.P. &
P.O. Box 650		President-Fidelity
Hamilton, Bermuda		Bermuda, a division
		of Fidelity
		International Ltd.


	Messrs. Johnson 3d, Byrnes, and Moreno are United States citizens and Messrs. Cambridge, Collis, Saul, and Bateman are citizens of the United Kingdom.



SCHEDULE B


FORSCHNER GROUP INC.

AVIV purchased shares since April 19, 1994 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions.

	DATE	SHARES	PRICE

	04-20-94	8,000	$15.38
	04-22-94	10,000	15.00


SCHEDULE B


FORSCHNER GROUP INC.

AVIV sold shares since April 19, 1994 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions.

	DATE	SHARES	PRICE

	06-15-94	10,300	$13.00
	06-17-94	16,600	12.94